ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

October 28, 2026

Columbia ETF Trust I

290 Congress Street

Boston, Massachusetts 02210

Ladies and Gentlemen:

You have informed us that you propose to register under the Securities Act of 1933, as amended (the “Act”), and to offer and to sell from time to time shares of beneficial interest (the “Shares”) of Columbia RECS Laddered Deep Buffer ETF and Columbia RECS Laddered Moderate Buffer ETF (each, a “Fund” and collectively, the “Funds”), each a series of Columbia ETF Trust I (the “Trust”).

We act as counsel for the Trust and have examined the Trust’s Declaration of Trust and amendments thereto on file at the office of the Secretary of the Commonwealth of Massachusetts (collectively, the “Agreement and Declaration of Trust”) and the Trust’s By-Laws. We have also examined such other documents as we deem necessary for the purpose of this opinion.

Based on the foregoing, we are of the opinion that the issue and sale by the Trust of an unlimited number of Shares of each Fund has been duly authorized under Massachusetts law. Upon the original issue and sale of any such authorized but unissued Shares and upon receipt by the Trust of the authorized consideration therefor in an amount not less than the applicable net asset value, the Shares so issued will be validly issued, fully paid and nonassessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its trustees. The Agreement and Declaration of Trust provides for indemnification out of the property of a Fund for all loss and expense of any shareholder of such Fund held personally liable solely by reason of his or her being or having been such a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which such Fund would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the registration of an indefinite number of Shares of each of the Funds for offering and sale pursuant to the Act.

We consent to the filing of this opinion with and as part of your registration statement on Form N-1A relating to such offering and sale.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP